EXHIBIT 6

13455 Noel Road, Suite 800
Two Galleria Tower
Dallas, TX 75240
April 19, 2007
Via Facsimile and Federal Express
David M. Sherbin
Vice President, General Counsel
     and Chief Compliance Officer
Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098-2815

Re:	Delphi Corporation, et al.,
Case No 05-44481(RDD) (Jointly Administered)
Dear David:
     I am in receipt of your letter dated April 18, 2007 responding to our letter to the Board of Directors of Delphi Corporation (“Delphi”) of the same date.
     Frankly, I am completely perplexed by your response. First, Highland Capital’s prior proposal was explicitly rejected and opposed in the bankruptcy proceedings by Delphi and its Board of Directors. Instead, Delphi supported and entered into framework agreements with the Appaloosa/Cerberus Group which included deal protection elements—including a $100 million break-up fee which would have to be paid to the Appaloosa/Cerberus Group if Delphi ever moved forward on a deal with other suitors, including the deal proposed by Highland Capital. These framework agreements with the Appaloosa/Cerberus Group were clearly intended to chill other potential bids, which unfortunately they did. To suggest that Highland Capital should have worked on a dual track given the $100 million break-up fee that would have to be paid and the substantial costs and expenses that would have to have been incurred with no certainty or even likelihood of any potential deal in the future is completely ludicrous. I am sure that, as an attorney, you would never recommend that such a course of action be followed by Delphi if a similar situation were presented.
     Additionally, we have only requested a meeting with Delphi to discuss alternatives that might be available. We have not requested that confidential information be provided to us at this point. To suggest that you are not willing to even meet with us because of our prior failure to sign your form of non-disclosure agreement, we believe is unjustifiable and inappropriate given the duties of the Board of Directors to Delphi’s stakeholders.

     Also, as you well know, Highland Capital was willing to sign a non-disclosure agreement agreeing to keep confidential any information it might receive in connection with any due diligence review. What it was not willing to do was sign an agreement that would restrict its ability to obtain the financing necessary or create impediments to its ability to consummate a transaction that it believed would be superior to the one agreed to with the Appaloosa/Cerberus Group. In the course of our prior discussions with Delphi relating to this non-disclosure agreement, it became clear to us that Delphi and its Board were using these negotiations to “back door” the deal protection it was already giving to the Appaloosa/Cerberus Group in the framework agreements.
     Finally, although we continue to have discussions with other stakeholders and members of the statutory committees, we are not currently “working along side” any of these parties. As a party in interest, we will continue to have discussions on issues which are of mutual interest. We believe that these discussions are in the best interests of Delphi and its stakeholders. To attempt to chill these discussions does not promote an expeditious resolution of the issues that have been encountered with respect to the Appaloosa/Cerberus agreements.
     Also, we have seen the recent press announcements about proposed modifications to the Appaloosa/Cerberus Group’s proposal. We do not think that this new proposal adequately addresses the issues that have plagued the consummation of the prior Appaloosa/Cerberus Group proposal. Furthermore, as a large creditor of and interest holder in Delphi, we are concerned this new proposal appears to unjustly benefit the unsecured debtholders at the expense of Delphi’s equity holders. Does it not make sense to consider all possible courses of action at this point? We continue to believe that in its attempts to get any deal done and control all aspects of the process, the Board of Directors is losing sight of the obligations it owes to all stakeholders—not just those that are willing to play the game according to their preconceived notions.
     We remain willing to meet with you..

Very truly yours, HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	/s/ Patrick H. Daugherty
	Name:	Patrick H. Daugherty
	Title:	Secretary

cc:	Mr. Robert “Steve” Miller, Chairman
Mr. Rodney O’Neal, President and Chief Executive Officer
Jack Wm. Butler Jr., Esq.
John Sheehan, Esq.